Locke Lord LLP

111 South Wacker Drive

Chicago, Illinois 60515

October 5, 2018

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vericity, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

Attached for confidential submission on behalf of our client, Vericity, Inc., a Delaware corporation (the “Company”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), is a draft registration statement on Form S-1, including exhibits thereto (the “Registration Statement”), for nonpublic review by the staff of the Securities and Exchange Commission prior to public filing.

The Company qualifies as an emerging growth company under the Securities Act. Consistent with the staff’s policy for emerging growth companies under Section 71003 of the FAST Act, the Registration Statement does not include interim financial statements as of June 30, 2018, because the Company reasonably believes that these financial statements will not be required to be presented separately at the time of the contemplated offering.

Should you have any questions pertaining to this filing, please contact the undersigned at (312) 443-1773 or by email at bpritchard@lockelord.com.

Sincerely yours,

Locke Lord LLP

/s/ J. Brett Pritchard
J. Brett Pritchard

cc:	John Buchanan, Esq.
(Vericity, Inc.)